

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 10, 2006

Mr. Eric J. Kufel
Chief Executive Officer
The Inventure Group, Inc. (fka Poore Brothers, Inc.)
5050 N. 40th St., Suite 300
Phoenix, AZ 85018

      Re: **The Inventure Group, Inc. (fka Poore Brothers, Inc.)**
               Form 10-K for the Fiscal Year Ended December 31, 2005
               Filed March 30, 2006
               File No. 001-14556

Dear Mr. Kufel:

      We have completed our review of your 2005 Form 10-K, and do not, at this time, have any further comments.

                  Sincerely,

                  Karl Hiller
                  Branch Chief